Exhibit 13(b)

SUB-ADMINISTRATION SERVICES AGREEMENT

This Sub-Administration Services Agreement (“Agreement”) is made effective as of April 11, 2022 by and between VIRTUS FUND SERVICES, LLC (“VFS”), a Connecticut corporation and THE BANK OF NEW YORK MELLON, a Massachusetts corporation (“BNY Mellon”).

BACKGROUND:

A.	VFS serves as the administrator to each of the closed end funds listed on Schedule I attached hereto (each, the “Fund” and collectively, the “Funds”).

B.	Each Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

C.	VFS wishes to retain BNY Mellon to provide certain sub-administration services (the “Services”) with respect to the Funds and BNY Mellon wishes to furnish such services.

D.	The parties hereto desire to enter into this Agreement to accommodate the foregoing.

TERMS:

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound hereby the parties hereto agree as follows:

1.	Definitions. As used in this Agreement:

(a)	“1933 Act” means the Securities Act of 1933, as amended.

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended.

(c)	“Authorized Person” means any officer of VFS, the Fund and any other person duly authorized by such Fund’s Board of Directors to give Oral Instructions and Written Instructions on behalf of such Fund and designated by those individuals listed on Exhibit A attached hereto and made a part hereof or any amendment thereto as may be received by BNY Mellon. An Authorized Person’s scope of authority may be limited by VFS or the applicable Fund by setting forth such limitation in the document in which the authorization is provided.

(d)	“CEA” means the Commodities Exchange Act, as amended.

(e)	“Change of Control” means a change in ownership or control (not including transactions between wholly-owned direct or indirect subsidiaries of a common parent) of 50% or more of the beneficial ownership of the shares of common stock or shares of beneficial interest of an entity or its parent(s).

(f)	“Oral Instructions” mean oral instructions received by BNY Mellon from an Authorized Person or from a person reasonably believed by BNY Mellon to be an Authorized Person.

(g)	“SEC” means the Securities and Exchange Commission.

(h)	“Securities Laws” means the 1933 Act, the 1934 Act, the 1940 Act and the CEA.

(h)	“Shares” means the shares of beneficial interest of any series or class of the Fund.

(i)	“Written Instructions” means written instructions signed by an Authorized Person and received by BNY Mellon. The instructions may be delivered by hand, mail, tested telegram, cable, telex or facsimile sending device. In addition, Written Instructions include instructions sent via e-mail by an Authorized Person and received and opened by BNY Mellon.

2.	Appointment.

Services. VFS hereby appoints BNY Mellon to provide the Services with respect to the Funds, in accordance with the terms set forth in this Agreement. BNY Mellon accepts such appointment and agrees to furnish such Services.

3.	Compliance with Rules and Regulations.

BNY Mellon undertakes to comply with all applicable requirements of the Securities Laws, and any laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by BNY Mellon hereunder. Except as specifically set forth herein, BNY Mellon assumes no responsibility for such compliance by the Fund.

4.	Instructions.

(a)            Unless otherwise provided in this Agreement, BNY Mellon shall act only upon Oral Instructions and Written Instructions.

(b)            BNY Mellon shall be entitled to rely upon any Oral Instructions and Written Instructions it receives from an Authorized Person (or from a person reasonably believed by BNY Mellon to be an Authorized Person) pursuant to this Agreement. BNY Mellon may reasonably assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of organizational documents or this Agreement or of any vote, resolution or proceeding of the Fund’s Board of Directors or of the Fund’s shareholders, unless and until BNY Mellon receives Written Instructions to the contrary.

(c)            VFS agrees, as applicable, to forward to BNY Mellon Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by BNY Mellon or its affiliates) so that BNY Mellon receives the Written Instructions by the close of business on the same day that such Oral Instructions are received. The fact that such confirming Written Instructions are not received by BNY Mellon shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions. Where Oral Instructions or Written Instructions reasonably appear to have been received from an Authorized Person, BNY Mellon shall incur no liability to VFS or the Fund in acting upon such Oral Instructions or Written Instructions provided that BNY Mellon’s actions comply with the other provisions of this Agreement.

5.	Right to Receive Advice.

(a)	Advice of VFS or the Funds. If BNY Mellon is in doubt as to any action it should or should not take, BNY Mellon may request directions or advice, including Oral Instructions or Written Instructions, from VFS.

(b)	Advice of Counsel. If BNY Mellon shall be in doubt as to any question of law pertaining to any action it should or should not take, BNY Mellon may request advice at its own cost from such counsel of its own choosing (who may be counsel for the Fund, the Fund’s investment adviser or BNY Mellon, at the option of BNY Mellon).

(c)	Conflicting Advice. In the event of a conflict between directions, advice or Oral Instructions or Written Instructions BNY Mellon receives from VFS and the advice BNY Mellon receives from counsel, BNY Mellon may rely upon and follow the advice of counsel; provided that, if commercially practicable, BNY Mellon provides reasonable prior written notice to VFS. VFS shall, upon receipt of such notice, promptly and timely notify BNY Mellon in writing of its agreement or disagreement to any actions or any omissions to act that BNY Mellon proposes to take pursuant to counsel’s advice. In the event VFS has timely notified BNY Mellon in writing of its disagreement, BNY Mellon and VFS shall consult with each other in good faith to reach agreement on the actions or omissions that are the subject of such objecting party’s objection. In the event where, after such consultations, BNY Mellon and the objecting party are unable to agree on the actions or omissions in question and, given the circumstances, time permits, BNY Mellon shall consult independent counsel reasonably acceptable to the objecting party, and may follow and rely upon the advice of such independent counsel (the parties shall share equally the cost of such independent counsel). If BNY Mellon relies on the advice of counsel, BNY Mellon shall remain liable for any action or omission on the part of BNY Mellon in carrying out such advice which constitutes willful misfeasance, bad faith, negligence or reckless disregard by BNY Mellon of any duties, obligations or responsibilities set forth in this Agreement.

(d)	Protection of BNY Mellon. BNY Mellon shall be protected in any action it takes or does not take in reliance upon directions, advice or Oral Instructions or Written Instructions it receives from VFS or from counsel and which BNY Mellon believes, in good faith, to be consistent with those directions, advice and Oral Instructions or Written Instructions. Nothing in this section shall be construed so as to impose an obligation upon BNY Mellon (i) to seek such directions, advice or Oral Instructions or Written Instructions, or (ii) to act in accordance with such directions, advice or Oral Instructions or Written Instructions unless, under the terms of other provisions of this Agreement, the same is a condition of BNY Mellon’s properly taking or not taking such action. Nothing in this subsection shall excuse BNY Mellon when an action or omission on the part of BNY Mellon in carrying out such directions, advice, Oral Instructions or Written Instructions constitutes willful misfeasance, bad faith, negligence or reckless disregard by BNY Mellon of any duties, obligations or responsibilities set forth in this Agreement.

6.	Records; Visits.

(a)            The books and records pertaining to the Fund which are in the possession or under the control of BNY Mellon shall be the property of such Fund. Such books and records shall be prepared and maintained as required by the 1940 Act and other applicable securities laws, rules and regulations. The Fund, the Fund’s independent public accountants, Authorized Persons, the SEC and other regulators shall have access to such books and records at all times during BNY Mellon’s normal business hours. Upon the reasonable request of VFS or the Fund, copies of any such books and records shall be provided by BNY Mellon to the Fund, the Fund’s independent public accountants, or to an Authorized Person; provided, however, that the Fund shall bear the reasonable expense for copying and delivery of any non-routine books and records provided by BNY Mellon to the Fund, the Fund’s independent public accountants, or to an Authorized Person.

(b)            If applicable to the services provided by BNY Mellon, BNY Mellon shall keep the following records:

(i)	all books and records with respect to the Fund’s books of account;

(ii)	records of the Fund’s securities transactions; and

(iii)            all other books and records as BNY Mellon is required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided hereunder.

7.             Confidentiality. BNY Mellon agrees to keep confidential all records of the Fund and information relating to such Fund and its shareholders, unless the release of such records or information is (i) otherwise consented to, in writing, by VFS. VFS agrees that such consent shall not be unreasonably withheld and may not be withheld where BNY Mellon may be exposed to civil or criminal contempt proceedings or when required to divulge such information or records to duly constituted authorities.

BNY Mellon acknowledges and agrees that in connection with its services under this Agreement BNY Mellon receives confidential portfolio holdings information (“Portfolio Holdings”) with respect to the Fund. BNY Mellon agrees that it will keep all Portfolio Holdings confidential in accordance with this Section 7, and will not use and will not allow any of its directors, officers, employees or agents to use such information as a basis for trading in securities or making investment decisions. If Portfolio Holdings are disclosed by BNY Mellon to any BNY Mellon affiliate or any pricing vendor, print vendor or any other third-party service providers, BNY Mellon agrees that it will require that the BNY Mellon affiliate or vendor or third-party service provider agree to maintain the confidentiality of and prevent the misuse of the Portfolio Holdings. In addition to pricing vendors, BNY Mellon will disclose Portfolio Holdings only in appropriate SEC filings and, upon instructions from VFS (which may be standing instructions) to other entities when, and as so instructed, by VFS.

8.             Accountants. BNY Mellon shall provide account analyses, fiscal year summaries, and other audit-related schedules with respect to the Fund. BNY Mellon shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to independent public accountants for the expression of their opinion, as required by the Fund.

9.            Disaster Recovery and Business Continuity. BNY Mellon has, and will have during the term of this Agreement, commercially reasonable provisions in place for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In addition, BNY Mellon has, and will have during the term of this Agreement, commercially reasonable business continuity plans and procedures in place. In the event of equipment failures, BNY Mellon shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions. BNY Mellon shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by BNY Mellon’s own willful misfeasance, bad faith, negligence or reckless disregard of its duties or obligations under this Agreement.

10.          Compensation. As compensation for services rendered by BNY Mellon during the term of this Agreement, VFS will pay to BNY Mellon a fee or fees as may be agreed to in writing by VFS and BNY Mellon.

11.         Indemnification. VFS agrees to indemnify and hold harmless BNY Mellon and its affiliates from all taxes, charges, reasonable expenses, assessments, claims and liabilities (including, without limitation, liabilities arising under applicable laws, but only to the extent legally permitted by such laws), and reasonable expenses, including (without limitation) reasonable attorneys’ fees and disbursements arising directly or indirectly from any action or omission to act which BNY Mellon takes in connection with the provision of services hereunder; provided, however, neither BNY Mellon, nor any of its affiliates, shall be indemnified against any liability (or any expenses incident to such liability) arising out of BNY Mellon’s or its affiliates’ own willful misfeasance, bad faith, negligence or reckless disregard of its duties and obligations under this Agreement.

12.	Responsibility of BNY Mellon.

(a)            BNY Mellon shall be under no duty to take any action on behalf of VFS or the Fund except as specifically set forth herein or as may be specifically agreed to by BNY Mellon in a written amendment to hereto. BNY Mellon shall be obligated to exercise care and diligence in the performance of its duties hereunder and to act in good faith in performing services provided for under this Agreement. BNY Mellon shall be liable for any damages arising out of BNY Mellon’s failure to perform its duties under this Agreement to the extent such damages arise out of BNY Mellon’s willful misfeasance, bad faith, negligence or reckless disregard of such duties.

(b)            Without limiting the generality of the foregoing or of any other provision of this Agreement, (i) BNY Mellon shall not be liable for losses beyond its control, provided that BNY Mellon has acted in accordance with the standard of care set forth above; and (ii) BNY Mellon shall not be liable for (A) the validity or invalidity or authority or lack thereof of any Oral Instruction or Written Instruction, notice or other instrument which conforms to the applicable requirements of this Agreement, and which BNY Mellon reasonably believes to be genuine; or (B) subject to Section 9, delays or errors or loss of data occurring by reason of circumstances beyond BNY Mellon’s reasonable control, including acts of civil or military authority, national emergencies, labor difficulties, fire, flood, catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply.

(c)            BNY Mellon agrees to maintain procedures intended to, among other things, safeguard against fraud by its employees and agents.

(d)            No party (including a party’s affiliates) shall be liable for any consequential, special or indirect losses or damages, whether or not the likelihood of such losses or damages was known by such party or its affiliates.

13.	Description of Sub-Administration Services on a Continuous Basis.

(a)	BNY Mellon will perform the following sub-administration services with respect to the Fund:

(i)	File the Fund’s annual and semi-annual reports with the SEC on Form N- CSR and the Fund’s quarterly reports with the SEC on Form N-PORT;

(ii)	Coordinate printing and mailing of annual and semi-annual financial statements;

(iii)	Prepare reports for Fund Boards;

(iv)	Provide compliance policies and procedures related to services provided by BNY Mellon and, if mutually agreed, certain of BNY Mellon’s affiliates, summary procedures thereof and periodic certification letters;

(v)	Prepare dividend calculations, including accompanying analysis and earnings summary in accordance with applicable policy (as such policy is provided in writing by VFS to BNY Mellon), and maintain dividend history; and

(vi)	Prepare and deliver, to the extent available to BNY Mellon, survey information when and in the form requested.

b)	BNY Mellon shall provide the Modernization Reporting Services set forth in this Section to the Funds following a full service operating model. This operating model requires BNY Mellon to include the actual filing of the reports as part of the services noted in this Section.

(i)	FORM N-PORT. BNY Mellon, subject to the limitations described herein and its timely receipt of all necessary information related thereto: (i) will collect, aggregate and normalize the data required for the submission of Form N- PORT; (ii) will prepare, on a monthly basis, Form N-PORT; and (iii) will cause the Print Vendor (as defined below) to file Form N-PORT with the SEC.

(a)	The timely receipt of necessary information referred to above will be determined by mutual agreement of BNY Mellon and VFS in advance of the preparation of the initial Form N-PORT to be filed under the Agreement.

(b)	Unless mutually agreed in writing between BNY Mellon and VFS, BNY Mellon will use the same layout and format for every applicable successive reporting period for Form N-PORT.

(ii)	FORM N-CEN. BNY Mellon, subject to the limitations described in this section and its timely receipt of all necessary information related thereto: (i) will collect, aggregate and normalize the data required for the submission of Form N-CEN; (ii) will prepare, on an annual basis, Form N-CEN; and (iii) will cause the Print Vendor to file Form N-CEN with the SEC.

(a)	The timely receipt of necessary information referred to above will be determined by mutual agreement of BNY Mellon and VFS in advance of the preparation of the initial Form N-CEN to be filed under this Agreement.

(b)	Unless mutually agreed in writing between BNY Mellon and VFS, BNY Mellon will use the same source for obtaining the information and method for performing the required calculations for every successive Form N-CEN.

(iii)	BNY Mellon has entered into an agreement with a financial printer (the “Print Vendor”) for the Print Vendor to provide to BNY Mellon the ability to generate the reports described herein for its clients. Notwithstanding anything to the contrary in this Agreement, BNY Mellon shall not be obligated to perform the related services described in this Section unless an agreement between BNY Mellon and the Print Vendor for the provision of such services is then-currently in effect. BNY Mellon will provide at least ninety (90) days’ notice to VFS if BNY Mellon is unable to provide such services as contemplated herein due to an inability to contract with a Print Vendor to provide the necessary functionality to support such services. In such event, BNY Mellon will provide information reasonably requested by the Fund (provided BNY Mellon is required to prepare or maintain such information under this Agreement) to enable the Fund to prepare and file any affected reports described herein.

(iv)	BNY Mellon shall not be responsible for: (a) delays in the transmission to it by VFS, the Fund’s adviser and entities unaffiliated with BNY Mellon (collectively, for this Section, “Third Parties”) of data required for the preparation of reports described herein, (b) inaccuracies of, errors in or omissions of, such data provided to it by any Third Party, and (c) validation of such data provided to it by any Third Party.

(v)	Subject to the terms of this Agreement BNY Mellon shall be responsible for providing complete and accurate reports as described herein. VFS, in a timely manner, shall review and comment on, and, as VFS deems necessary, cause its counsel and accountants to review and comment on, the preparation of each report described in this Section. VFS shall provide to BNY Mellon timely sign-off of the preparation of each such report and timely authorization and direction to file each such report. Absent such timely sign-off, authorization and direction by VFS, BNY Mellon shall be excused from its obligations to prepare the affected report and to file the affected report. BNY Mellon is providing the services related to such reports based on the acknowledgement of VFS that such services, together with the activities of VFS in accordance with its internal policies, procedures and controls, shall together satisfy the requirements of the applicable rules and regulations for each such report.

(vi)	For such time as this Section remains in effect, BNY Mellon shall be responsible for the retention of the filed reports described in this section in accordance with any applicable rule or regulation.

(c)	Notwithstanding anything in this Agreement to the contrary, VFS agrees to notify BNY Mellon of any modifications made to the Fund’s registration statement or policies which affect BNY Mellon’s responsibilities under this Agreement; provided that, BNY Mellon shall not be bound by any such modifications which, in either case, would affect materially the obligations or responsibilities of BNY Mellon under the Agreement unless BNY Mellon shall have accepted such modifications, which acceptance shall not be unreasonably withheld or delayed. The scope of services to be provided by BNY Mellon under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to VFS or the Fund, unless the parties hereto expressly agree in writing to any such increase. Notwithstanding any provision of this Agreement, the Services of BNY Mellon are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of VFS, the Fund or any other person.

14.          Duration and Termination. This Agreement shall continue through December 1, 2024 (the “Initial Term”). Thereafter, this Agreement shall continue automatically for successive terms of two (2) years each (each a “Renewal Term”), provided however, that this Agreement may be terminated at the end of its Initial Term or at the end of a Renewal Term by BNY Mellon upon ninety (90) days’ prior written notice to VFS, and by VFS upon 60 days’ prior written notice to BNY Mellon. In addition, either party shall have the right to terminate this Agreement on 30 days’ written notice to the other party in the event of bona fide irreconcilable differences resulting from events contemplated by Section 5(c) of this Agreement; provided that, the party providing such notice of termination has previously provided the other party with written notice that such differences, if unresolved, shall cause it to terminate this Agreement and the parties, using good faith efforts, fail resolve such differences within 30 days from the date such first notice is received by the other party.

In addition, VFS may terminate this Agreement prior to the end of the Initial Term or any Renewal Term in accordance with the Service Level Standards dated October 9, 2017 as agreed to among the parties.

15.          Notices. All notices and other communications, including Written Instructions, shall be in writing or by confirming telegram, cable, telex or facsimile sending device or e-mail. If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately. If notice is sent by e-mail, it shall be deemed to have been given when opened by the receiving party. If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered. Notices shall be addressed (a) if to BNY Mellon, at 135 Santilli Highway, Everett, Massachusetts 02149, Mail Zone 026-0026, Attn: Donald Brophy; (b) if to VFS, at 100 Pearl Street, Hartford, Connecticut 06103, Attn: Senior Vice President, Fund Administration, with a copy to Attn: Counsel, at the same address; or (c) if to none of the foregoing, at such other address as shall have been provided by like notice to the sender of any such notice or other communication by the other party.

16.          Amendments. This Agreement, or any term thereof, may be changed or waived only by written amendment, signed by the party(ies) against whom enforcement of such change or waiver is sought.

17.          Delegation; Assignment. Except as set forth below, no party to this Agreement may assign its rights or delegate its duties hereunder without the written consent of the other parties. BNY Mellon may assign its rights and delegate its duties hereunder to any affiliate of BNY Mellon, provided that (i) BNY Mellon gives VFS thirty (30) days’ prior written notice; (ii) the delegate (or assignee) agrees with BNY Mellon and VFS to comply with all relevant provisions of the 1940 Act; (iii) the officers of BNY Mellon responsible for providing the services pursuant to this Agreement remain substantially the same (iv) BNY Mellon and such delegate (or assignee) promptly provide such information as VFS may request, and respond to such questions as VFS may ask, relative to the delegation (or assignment), including (without limitation) the capabilities of the delegate (or assignee); and (v) VFS does not object to the assignment within the notice period.

18.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.          Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

20.	Miscellaneous.

(a) Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties and Oral Instruc- tions.

(b) Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(c) Governing Law. This Agreement shall be deemed to be a contract made in New York and governed by the laws of the State of New York, without regard to principles of conflicts of law.

(d) Information. VFS will provide such information and documentation as BNY Mellon may reasonably request in connection with services provided by BNY Mellon hereunder.

(e) Partial Invalidity. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

(f) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(g) Facsimile Signatures. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(h) Customer Identification Program Notice. To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of BNY Mellon’s affiliates are financial institutions, and BNY Mellon may, as a matter of policy, request (or may have already requested) the Fund’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. BNY Mellon may also ask (and may have already asked) for additional identifying information, and BNY Mellon may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

(i) The undersigned hereby represent and warrant to BNY Mellon that this Agreement, any benefits accruing to the undersigned in connection with this Agreement, and the fees and expenses associated with this Agreement have been fully disclosed to the Board of Directors of the Fund and that, if required by applicable law, the Board has approved this Agreement, any such benefits, and such fees and expenses.

(j) The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”). The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions, (i) each Fund consents to the disclosure of and authorizes BNY Mellon to disclose information regarding the Fund (“Customer-Related Data”) to the BNY Mellon Group and to its third-party service providers who are subject to confidentiality obligations with respect to such information and (ii) BNY Mellon may store the names and business contact information of each Fund’s employees and representatives on the systems or in the records of the BNY Mellon Group or its service providers. The BNY Mellon Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Mellon Group, and notwithstanding anything in this Agreement to the contrary the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with a particular Fund. Each Fund confirms that it is authorized to consent to the foregoing and that the disclosure and storage of information in connection with the Centralized Functions does not violate any relevant data protection legislation.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE BANK OF NEW YORK MELLON

By:	/s/ Donald Brophy
Name:	Donald Brophy
Title:	Vice President

VIRTUS FUND SERVICES, LLC

By:	/s/ Amy Hackett
Name:	Amy Hackett
Title:	Vice President

SCHEDULE I

Virtus Stone Harbor Emerging Markets Income Fund

Virtus Stone Harbor Emerging Markets Total Income Fund

EXHIBIT A
AUTHORIZED PERSONS

THIS EXHIBIT A, dated as of April 11, 2022, is Exhibit A to that certain Sub-Administration Services Agreement dated as of April 11, 2022, by and between The Bank of New York Mellon and Virtus Fund Services, LLC.

NAME (Type)	SIGNATURE

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